UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  AUGUST 1, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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Harvard and Crucell Receive $19.2 million NIH Grant to Develop Next-Generation
AdVac(R)-based Vaccines



Leiden, The Netherlands, August 1, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has, in collaboration with Harvard Medical School, been awarded a US$ 19.2 million ((euro) 15.9 million) grant from the US National Institutes of Health (NIH) to develop new adenovirus vector-based vaccines against HIV/AIDS. Crucell will receive US$ 8.1 million ((euro) 6.7 million) for the further development of its AdVac(R) technology.

The program at Harvard and Crucell has focused for two years on the development of AdVac(R), which incorporates next-generation vaccine vectors based on rare human adenoviruses. The technology is central to Crucell's malaria and tuberculosis vaccine programs. The new five-year grant, awarded under the project title of 'Novel Adenovirus Vector-Based Vaccines for HIV-1', will complement Crucell's involvement in the adenovirus vector-based HIV vaccine programs of the International AIDS Vaccine Initiative (IAVI) and Merck. The AdVac(R)-based IAVI program is at an advanced preclinical stage; the Merck program is currently in Phase II proof-of-concept studies in humans. It is based on Merck's in-house vector system and Crucell's PER.C6(R) production technology.

Principal investigator for the grant project will be Dr Dan Barouch, of Harvard's Beth Israel Deaconess Medical Center. Dr Jaap Goudsmit, Crucell's Chief Scientific Officer, will lead the efforts at Crucell.

"This NIH award for further development of rare human adenovirus-based vectors validates Crucell's AdVac(R) technology and recognizes the accomplishments of the joint program at Harvard and Crucell over the last two years," said Dr Goudsmit.

The rationale for the joint program's vaccines has been published in the August issue of the Journal of Virology in a joint article entitled: Immunogenicity of Heterologous Prime-Boost Regimens Involving Recombinant Adenovirus Serotype 11
(Ad11) and Ad35 Vaccine Vectors in the Presence of Anti-Ad5 Immunity (JVI, August 2005; Vol. 79/15: p9694-9701).

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

About Beth Israel Deaconess Medical Center

Beth Israel Deaconess Medical Center is a patient care, teaching and research affiliate of Harvard Medical School, and ranks third in National Institutes of Health funding among independent hospitals nationwide. BIDMC is clinically affiliated with the Joslin Diabetes Center and is a research partner of Dana-Farber/Harvard Cancer Care Center. For more information, visit www.bidmc.harvard.edu.

About Harvard Medical School

Harvard Medical School has more than 5,000 full-time faculty working in eight academic departments based at the School's Boston quadrangle or in one of 47 academic departments at 18 Harvard teaching hospitals and research institutes. Those Harvard hospitals and research institutions include Beth Israel Deaconess Medical Center, Brigham and Women's Hospital, Cambridge Health Alliance, The CBR Institute for Biomedical Research, Children's Hospital Boston, Dana-Farber Cancer Institute, Forsyth Institute, Harvard Pilgrim Health Care, Joslin Diabetes Center, Judge Baker Children's Center, Massachusetts Eye and Ear Infirmary, Massachusetts General Hospital, Massachusetts Mental Health Center, McLean Hospital, Mount Auburn Hospital, Schepens Eye Research Institute, Spaulding Rehabilitation Hospital, and VA Boston Healthcare System. For more information, visit http://hms.harvard.edu/.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk

Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     AUGUST 1, 2005                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer